Exhibit 99.1

Silicon Motion Announces Flash Controllers Supporting Micron 34 nm MLC Flash

Taipei, Taiwan, June 30, 2009 – Silicon Motion Technology Corporation (NasdaqGS: SIMO; the “Company”), a leading fabless semiconductor company that designs, develops and markets semiconductor solutions for multimedia consumer electronics, today announced that Micron Technology, Inc. has validated the Company’s latest flash controllers for use with Micron’s 34-nanometer multi-level cell (MLC) flash product family. The products include its new 16 gigabit (Gb) and 32Gb parts announced today. The validated Silicon Motion products include SM2682/SM2682LT SD controllers, SM2232/SM2234 CF controllers, SM2235/SM2242 SSD controllers, and SM3251/SM3252 USB flash drive (UFD) controllers, all of which are in mass production.

“Micron is a leader in 3x nm flash technology and we are excited that Silicon Motion has passed through Micron’s validation process,” said Wallace Kou, President and CEO of Silicon Motion. “With this validation, we can offer the most advanced SD, microSD, CF, SSD and UFD controllers to support high capacity products using leading edge Micron MLC flash memory. Our controllers will allow customers to benefit from lower cost, next generation, 16Gb and 32Gb MLC 34nm NAND flash for a variety of device formats and platforms.”

“Micron’s new 16Gb and 32Gb MLC NAND delivers a compelling storage solution for today’s consumer electronic and mobile products, offering unparalleled capacity and performance,” said Brian Shirley, vice president of Micron’s memory group. “Micron is pleased to have worked closely with Silicon Motion through the validation phase to ensure our mutual customers have the opportunity to design-in the latest in NAND and controller technologies.”

“We believe that leading edge flash devices can accelerate the adoption of new flash applications, such as SSDs with our controllers,” added Wallace Kou. “As the leader in the flash controller market, Silicon Motion will continue to work closely with all NAND flash manufacturers to ensure that our customers have access to the most advanced controllers that capitalize on next-generation technologies.”

About Micron:

Micron Technology, Inc. is one of the world’s leading providers of advanced semiconductor solutions. Through its worldwide operations, Micron manufactures and markets DRAMs, NAND flash memory, CMOS image sensors, other semiconductor components, and memory modules for use in leading-edge computing, consumer, networking, and mobile products. Micron’s common stock is traded on the New York Stock Exchange (NYSE) under the MU symbol. To learn more about Micron Technology, Inc., visit www.micron.com.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV IC solutions, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support portable multimedia players, DAB systems, PC cameras, and embedded graphics applications.

Investor Contact: Jason Tsai Director of IR and Strategy Tel: +1 408 519 7259 Fax: +1 408 519 7101 E-mail: jtsai@siliconmotion.com	Investor Contact: Selina Hsieh Investor Relations Tel: +886 3 552 6888 x2311 Fax: +886 3 560 0336 E-mail: ir@siliconmotion.com

Media Contact: Sara Hsu Project Manager Tel: +886 2 2219 6688 x3509 Fax: +886 2 2219 6868 E-mail: sara.hsu@siliconmotion.com

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